Mail Stop 3561
								March 8, 2006

Gary Cella, President
Physicians Remote Solutions, Inc.
5 Ridge Road
Cos Cob, Connecticut 06807

	Re:	Physicians Remote Solutions, Inc.
		Registration Statement on Form SB-2
		Filed February 6, 2006
		File No. 333-131599

Dear Mr. Cella:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In view of the lack of specificity in your plan of operations, and your status as a development stage company which is issuing penny stock, please advise in detail of the basis on which you believe that it does not qualify as a "blank check" company. See Rule 419 under the Securities Act of 1933.



Prospectus Cover Page
2. In the fourth paragraph, please revise the first sentence to include the representation that the selling stockholders "will", rather than "may" sell their shares at the initial offering price of
$.65 per share. Please also disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market.
3. In the second sentence of that paragraph, please change the reference to a "listing" on the over-the-counter Bulletin Board to a
"quotation", since the Bulletin Board is not an exchange on which shares are listed for trading.
4. Please furnish the information required by Item 501(a)(9)(iii) and
(iv) of Regulation S-B to the extent applicable. Include, for example, a statement of your intended minimum purchase requirement and the outside, final date by which your offering will conclude, or, alternatively, disclosure that you have no planned termination date for the offering.
5. Please disclose clearly that there is no provision for refund of any funds received by you in the offering.

Prospectus Summary, page 5

Our Proposed Business, page 5

Corporate Information, page 5
6. Please expand this section to indicate, if true, that you have no timetable for the completion of testing on this system. Please also make clear that even if you raise additional capital, there is no assurance that further manufacturing or development efforts will proceed, or that they will be successful.
7. Please revise the Summary appropriately to make clear that testing and development of the proposed product may not occur in any case because, in view of the best efforts nature of the offering, funds received initially may be used entirely for expenses of the offering.
Provide a reference to the Risk Factors section for further disclosure.


Risk Factors, page 6
Please eliminate acronyms and spell out all defined terms. Examples include 8. SEC at pages 6 and 10, and HIPAA and PHI at pages 8 and
9.
9. Please add a further risk factor to discuss the possibility that you may not be able to secure quotation of your stock on the Over the
Counter Bulletin Board and the consequences of this for your trading market.
10. Include an additional risk factor, appropriately captioned, discussing the likelihood that funds received in the offering will not be sufficient for any corporate purpose other than meeting expenses of the offering, and that there will therefore be no funds available for testing, developing, or marketing of your product. Please provide a cross-reference to the Use of Proceeds section.

Because of the limited capital available to us ..., page 6
11. Please present the second paragraph of this section in a separate risk factor, with an appropriate sub-heading, and clarify in that section, if true, that you presently have no sources of capital available to you, other than the proceeds of this offering.

Because our executive officers will devote only a portion of their time to us ..., page 7
12. Please quantify the amount of time your officers intend to spend managing your affairs.

Our business decisions will likely be made without the benefit
....,
page 8
13. Please explain further why you intend to rely solely on the subjective judgment of Dr. Del Pin.

If the use of the Dr. Speak system subjects physicians and others to violations of the Federal Health Insurance Portability and Accountaability Act of 1996 ..., page 8
14. Please state definitively whether your use of the Dr. Speak system will make you subject to this Act, and that you may incur liabilities as a result.

The large number of share eligible for public sale after this offering ..., page 9
15. Please state in this paragraph the specific number of shares that you expect to be outstanding after this offering.


Dilution, page 11
16. Please revise your Dilution table to present the first four line items in the table on a per share basis as is required by Item 506 of
Regulation S-B. Also ensure the disclosures are transparent in terms of how you calculate each amount disclosed.

Use of Proceeds, page 11
17. Please explain in this section that you will not receive any of the proceeds from the sales of selling shareholders.

Management`s Plan of Operation, page 12
18. Please revise this section to provide details of the implementation of your proposed plan. Provide the information required by Item 303(a) of Regulation S-B. Discuss your need for additional capital, and provide, for example, the details of proposed developments required by Item 303(a)(1)(ii) and (iii) of Regulation
S-B. Describe what standards you will use to evaluate the results of testing.

Proposed Business, page 12

Out-Patient Billing, page 15
19. Please refer to Item 101(c)(3) of Regulation S-B. You are encouraged to give your Internet address, if available.
20. We note your reference to a study dated 2001. Please advise whether this information is proprietary or publicly available. If the information is not publicly available, please provide the consent of the author.
21. Please also advise why you feel, in view of the lapse of time, that this study is still representative of the conditions described in the report, and whether you intend to update or to qualify this information.











Development and Testing of the DR  SPEAK system, page 15
22. Please disclose what additional testing Dr. Pin believes is required for this system, and what criteria must be met before you will consider the system acceptable for manufacturing and marketing purposes.
23. Please also disclose what your timetable for these decisions, if any, may be. Explain how and by whom these decisions will be made. We note that your contract with the manufacturer provides that it will supply the product on demand.

Our Agreements with GetAGeek, Inc., page 20
24. Please disclose here that GetAGeek is a wholly owned subsidiary of your company.

Management, page 23
25. Please revise to disclose more clearly the principal businesses or organizations with which Messrs. Alfred Cella and Martin Horowitz were engaged during the past five years.
26. Please revise to include the additional information regarding compensation paid, including non-cash compensation, to those persons designated under Item 402(a) (2) of Regulation S-B. We note certain disclosure regarding compensation in the Certain Transactions section and in the Recent Sales of Unregistered Securities section.

Security Ownership of Certain Beneficial Owners and Management,
page
24
27. Please include here, or at another appropriate place, the information required by Item 201(b) of Regulation S-B.

Certain Transactions, page 25
28. Please disclose in further detail the services provided by Messrs. Cella and Reisman in return for the issuance of common stock to them in April 2005, and explain how you determined the value of the services.

Selling Shareholders, page 26
29. We note that this section lists a total of 428,000 shares owned by Richard Schreiber and Patricia Stewart, while Item 26 states that an aggregate of 300,000 shares was issued to them as finder`s fees in connection with a private placement in October and November 2005. Please reconcile. We have noted the disclosure in the last paragraph of this section, which appears on page 27.
30. Please expand the disclosure in this section to provide also all relevant facts relating to the private sale of shares by the founders to Mr. Schreiber and Ms. Stewart, referred to in the last sentence of the text in this section, for which they received a finder`s fee.

31. If Richard Schreiber and Patricia Stewart are broker/dealers, please disclose, for each of them, (a) whether he or she purchased the shares for investment or to be resold in the ordinary course of business; and (b) whether, at the time of purchase, he or she had any agreements or understandings, directly or indirectly, with any person to distribute the securities.


Plans for Distribution, page 27

32. Please describe the methods that Mr. Cella will use in his sales
efforts.
33. Please advise whether you believe Mr. Cella has an exemption from
rules requiring his registration as a broker/dealer in connection with the proposed offering, pursuant to Rule 3a4-1 under the Securities Exchange Act, or otherwise.
34. In the second paragraph, the reference to "significantly less due
diligence...." is unclear.  Please delete, or revise to explain fully
the basis on which you believe that an offering that is not underwritten may justify a lesser standard of due diligence than in an underwritten offering.
35. We note your statement elsewhere that you determined the offering
price arbitrarily and your reference in the third paragraph to the factors that you considered in determining the offering price. Please revise to explain how these factors were applied in reaching your determination, including any consideration you gave to your recent private placements and their relevance on this issue.
36. Please  explain also how the offering price of the shares of the
selling shareholders was   determined, and disclose why the
offering
price is higher than that of the shares being offered by the company.
37. Please explain in this section what steps are necessary for you to qualify for trading on the over-the-counter bulletin board, and the length of time you estimate this may take. Explain, for example, the need for the engagement of a market-maker, and any other necessary steps in this process.
38. The reference to a "listing" on the over-the-counter Bulletin Board is inappropriate, since prices there represent quotations.
39. Please clarify that there will not be trading by the selling shareholders before the shares may be quoted on the Bulletin Board.
40. Please provide an expanded discussion of the status of your stock as "penny stock", as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, and the implication of this for the liquidity of any market that may develop.

Financial Statements

General
41. Please provide a capitalization table showing your actual capitalization as of your most recent balance sheet date as well as your "as adjusted" capitalization reflecting the receipt and application of each of the minimum and maximum proceeds of this offering.

Report of Independent Registered Public Accounting Firm, page F-1
42. It appears that your independent accountants are issuing an unqualified opinion with a going concern qualification. Please advise your independent accountants that a going concern opinion which does not use the words "substantial doubt" when referencing a going concern matter does not comply with the standards of the Public
Company Accounting Oversight Board (United States). Please file an auditors` report that has been revised accordingly in your next amendment to Form SB-2. Refer to the Codification of Auditing Standards, section AU 341.12.

Consolidated Financial Statements, page F-1
43. Please provide a full set of audited financial statements in your next amendment. We may have further comment upon review of these financial statements.

Note A - Summary of Significant Accounting Policies, page F-6
44. Pursuant to paragraphs 44 and 45 of SFAS 142, please disclose with respect to your Dr Speak intangible asset: the period over which the asset is amortized, the amount of amortization expense
recorded
during the period, and estimated amortization expense for each of the
next five years. Please also clarify your disclosure on page F-9 regarding impairment testing to indicate that in addition to the annual impairment test, you also test the intangible asset for impairment when impairment indicators arise. Refer to paragraph 17 of SFAS 142.
45. Because you discuss SFAS 123(R) in your summary of significant accounting policies footnote, we assume that you have one or more stock-based compensation plans. As required by paragraph 46 of SFAS
123, please provide a description of the plan(s), such as vesting requirements, the maximum term of option grants, and the number of shares authorized for grants of options or other equity instruments.
Further, please provide all disclosures required by paragraphs 45 through 48 of SFAS 128. If you do not have a stock-based compensation plan, please revise to make that point clear.
46. You disclose on page II-2 that you have issued stock to your executives and certain third parties in exchange for their services.
Accordingly, please disclose how you account for these stock issuances, including how you determine the fair value of each exchange. Disclose also the applicable terms of the stock issued in exchange for services, including vesting requirements.

Part II

Recent Sales of Unregistered Securities
47. Please provide in this section all information required by Item
701 of Regulation S-B. Include the specific dates of transactions and the amounts of consideration paid. Generally, revise to disclose more clearly the factual basis for the 4(2) exemption upon which you relied.
48. Tell us whether or not you relied on Regulation D in connection with the sale of shares in October and November 2005 to the selling shareholders listed in the prospectus.
49. We note that your company was incorporated on April 5, 2005 and that the private placement you refer to was made in October and December 2005. Since the private placement related to 1,000,000 shares and the total number of shares being offered by selling shareholders through this registration statement is 2,858,000, it is unclear how all unregistered transactions, as required by Item 701 of
Regulation S-B, have been disclosed. Please revise. We may have further comments.
50. Regarding Richard Schreiber and Patricia Stewart, describe the nature and extent of their participation in the private placement which concluded in November 2005. Please state specifically whether these persons are broker/dealers, and, if so, how they made contact with the selling shareholders who acquired shares in that private placement.

Exhibits

Exhibit 5.01 Opinion regarding  securities being registered
51. Please include this opinion in your next amendment.

Exhibit 10.5
52. We note that this agreement lacks signatures and the list of shareholders appended as an exhibit. Please re-file in complete form.

Undertakings
53. Please include the revised form of undertakings required by Item
512(a) and (g) of Regulation S-B.  See Release 33-8591, effective
December 1, 2005.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective , it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of
effectiveness as a   defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of
Enforcement
has access to all
information you provide to the staff of the Division of
Corporation
Finance in        connection with our review of your filing or in
response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct you attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sarah Goldberg at (202) 551-3340 or Robyn Manuel, Senior Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact Albert Yarashus at (202) 551-3239, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551- 3720
with
any other questions.

								Sincerely,



								H. Christopher Owings

Assistant Director

cc:    Jonathan B. Reisman, Esq.
         FAX: (928) 569-8195

??

??

??

??



Gary Cella
Physicians Remote Solutions, Inc.
March 8, 2006
Page 1